March 13, 2013
Tel (847) 705-7709 Fax (847) 705-5399 616 N. North Court, Suite 120 Palatine, IL 60067-8121

VIA EDGAR CORRESPONDENCE

Jeffrey P. Riedler, Assistance Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Acura Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed March 6, 2013
File No. 333-187075

Dear Mr. Riedler:

Acura Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-3 (the “Filing”) to Friday, March 15, 2013, at 12:00 noon, or the earliest practicable time thereafter.

In connection with this request, the Company, through the undersigned officer, hereby acknowledges the following:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing:
2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, through the undersigned officer, further acknowledges that this request for acceleration of the effective date of the Filing will confirm that the Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in this Filing.

We request that such effectiveness be confirmed in writing.

Thank you for your prompt attention to this request.

Sincerely,

/s/ Peter Clemens
Peter A. Clemens
Senior Vice President and Chief Financial Officer